UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 10, 2007

Commission File Number 001-31731

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2007

CHUNGHWA TELECOM CO., LTD.

By:
Name:	Joseph C.P. Shieh
Title:	Senior Vice President & CFO

2

Index to Exhibits

Exhibit	Description
99.1	To announce the board approved the preliminary plan of capital reduction

99.2	To announce the completion registration of capital reduction

99.3	Notice given before the offer and issuance of shares pursuant to Articles 252 and 273 of the Company Act and the delivery of shares or the distribution of dividends

3

Exhibit 99.1

To announce the board approved the preliminary plan of capital reduction

1. Date of the Board of Directors resolution: 2007/10/23

2. Record date of the capital reduction: 2007/10/19

3. Operations plan for replacement of share certificates for the capital reduction:

(1) The shares to be converted include only the listed common shares amounting to 10,634,629,602 shares with par value NT$10, with a total value of NT$106,346,296,020.

(2) The amount of the capital reduction will be NT$9,667,845,090, corresponding to 966,784,509 shares.

(3) Capital reduction ratio: 9.09090908835%. Every thousand shares will be converted to 909.0909091165 shares (i.e. every thousand shares decrease by 90.9090908835 shares). For the fractional common shares resulting from the capital reduction, the Company will pay the shareholder cash based on the close price of the last trading day before the record date of the conversion, rounded off to the nearest whole NT dollar. The Chairman is hereby authorized to offer designated persons to purchase all the fractional shares at the close price.

(4) Total shares and amount of the common shares after the capital reduction: 9,667,845,093 shares; par value NT$10; paid-in capital NT$96,678,450,930.

(5) Schedule:

a. The record date of the replacement of share certificates is preliminarily set to be 2007/12/29 and the conversion of new shares will begin on 2008/01/09 (scripless shares issuance).

b. Book closure date: From 2007/12/25 to 2008/01/08

c. Trading suspension period: From 2007/12/21 to 2008/01/08

d. The new shares will be listed on 2008/01/09 and replace the original shares.

e. Payment date of the returned cash capital: 2008/01/09

(6) Conversion procedure:

a. Since the Company has issued negotiable securities in scripless form, it will not issue any physical share certificates in this conversion. If you are a shareholder who does not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

b. If you are a shareholder who holds physical share certificates and has booked before the book closure date, please deposit the certificates to your centralized custody account before 2007/12/20.

If not, please prepare your share certificates, registered chop and securities passbook and apply for the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd.

c. If you are a shareholder who failed to complete booking before the book closure date, please prepare the original shares and the notice of transfer and booking, the report of purchase or the tax record of the trade, the list of the numbers of the withdrawing shares and a copy of both sides of your ID and apply for the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd.

d. The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form for future trading.

e. Location for application for conversion: B1, No. 96, Sec.1, Chien-Kuo N. Rd., Department of Stock Affairs Agent, Taipei, Taiwan Securities Co., Ltd., Telephone: 02-25048125.

(7) The plan will be performed after it is approved by the TSEC.

4. Record date of the replacement of share certificates: 2007/12/29

5. Rights and obligations of the new shares after the capital reduction: The new shares will have the same rights and obligations as the original shares.

6. Anticipated listing date for the new shares: 2008/01/09

7. Any other matters that need to be specified: The Board authorized the Chairman to reset the record date of the replacement of share certificates and the related schedule in accordance with the Competent Authority’s operation schedule if necessary.

Exhibit 99.2

To announce the completion registration of capital reduction

1. Date of the Competent Authority’s approval of the capital reduction:2007/10/17

2. Date of completion of capital amendment registration:2007/11/15

3. Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1) Before the capital reduction: The paid-in common stock of capital is NT$106,346,296,020;the shares outstanding number 10,634,629,602 and the book value per share is NT$37.46.

(2) After the capital reduction: The paid-in common stock of capital is NT$96,678,450,930; the shares outstanding will number 9,667,845,093 and the book value per share will be NT$40.2.

(3) The above-mentioned effect is based on the financial report of the record date of capital reduction on 2007/10/19.

4. Share conversion operations plan:

(1) The shares to be converted include only the listed common shares amounting to 10,634,629,602 shares with par value NT$10, with a par value of NT$106,346,296,020.

(2) The amount of the capital reduction will be NT$9,667,845,090, corresponding to 966,784,509 shares. The capital reduction ratio is 9.09090908835%.

(3) Total shares and amount of the common shares after the capital reduction: 9,667,845,093 shares; par value NT$10; paid-in capital NT$96,678,450,930.

(4) Each common share will be converted to 0.9090909091165 share (scripless shares issuance). For the fractional common shares resulting from the capital reduction, the Company will pay the shareholder cash based on the close price of the last trading day before the record date of the conversion, rounded off to the nearest whole NT dollar. The Chairman is hereby authorized to offer designated persons the opportunity to purchase all the fractional shares at the close price.

(5) Schedule:

a. The record date of the replacement of share certificates is preliminarily set to be 2007/12/29 and the conversion of new shares will begin on 2008/01/09 (scripless shares issuance).

b. Book closure date: From 2007/12/25 to 2008/01/08

c. Trading suspension period: From 2007/12/21 to 2008/01/08

(no suspension required for ADR)

d. The new shares will be listed on 2008/01/09 and replace the original shares.

e. The new shares will have the same rights and obligations as the original shares.

(6) Conversion procedure:

a. Since the Company has issued negotiable securities in scripless form, it will not issue any physical share certificates in this conversion. If you are a shareholder who does not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

b. If you are a shareholder who holds physical share certificates and has booked before the book closure date, please deposit the certificates to your centralized custody account before 2007/12/20. If not, please prepare your share certificates, registered chop and securities passbook and apply for the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd.

c. If you are a shareholder who has failed to complete booking before the book closure date, after 2008/1/9, please prepare the original shares and the notice of transfer and booking, the report of purchase or the tax record of the trade, the list of the numbers of the withdrawing shares and a copy of both sides of your ID and apply for the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd.

d. The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form for future trading.

e. Location for application for conversion: B1, No. 96, Sec.1, Chien-Kuo N. Rd., Department of Stock Affairs Agent, Taipei, Taiwan Securities Co., Ltd.,Telephone: 02-25048125.

5. Any other matters that need to be specified: none

Exhibit 99.3

Notice given before the Offer and Issuance of Shares Pursuant to Articles 252 and 273 of

the Company Act and the Delivery of Shares or the Distribution of Dividends

Notice Number: 1

Subject: Notice on the matters relevant to the capital reduction for cash distribution

1.	It is resolved at the general shareholder’s meeting on June 15, 2007 that the Company (as defined in 2.1) will reduce capital by NT$ 9,667,845,090, canceling 966,784,509 issued and outstanding shares. The proposed reduction of capital has been approved by the Financial Supervisory Committee on October 17, 2007 by letter numbered Jing Guan Jeng Yi Tsu No. 0960050026; and “The Capital Reduction For Cash Distribution Project” (Reduction of Capital) has also been approved by the Taiwan Securities Exchange Limited on November 20, 2007 by letter numbered Tai Jeng Shang Tsu No. 0960034307.

2.	In accordance with the requirement under Article 273 of the Company Act, notice is hereby given on the matters relevant to the Reduction of Capital:

2.1	Company Name: Chunghwa Telecom Co., Ltd.

2.2

Principle Business Activities: (i) Telecommunications Enterprise of Type 1 [G901011]; (ii) Telecommunications Enterprise of Type 2 [G902011]; (iii) Installation of the Computer Equipment Business [E605010]; (iv) Telecommunication Equipment Wholesale Business [F113070]; (v) Telecommunication Equipment Retail Business [F213060] (vi) Telecommunication Engineering Business [E701010]; (vii) Installation of the Radio-Frequency Equipment whose operation is controlled by the Telecommunication Business [E701030]; (viii) Information Software Service Business [I301010]; (ix) Other Designer Businesses [the design of the computer information hardware] [I599990]; (x) Rental Business [JE01010]; (xi) Publishing Business [J304010]; (xii) Other Wholesale Businesses [telephone card and IC card] [F199990]; (xiii) Management and Consulting Service Business [I103060]; (xiv) Other Corporation Service Businesses [telephone card, IC card, the research and development of the telecommunication facilities and devices, accepting payment on behalf of businesses and institutions, telecommunication equipment inspection services, and agency sale of entry tickets and travel fares] [IZ99990]; (xv) Other Retail Businesses [telephone card and IC card] [F299990]; (xvi) Online Certification Service Businesses [IZ13010] (xvii) Supply of Electronic Information Service Businesses [I301030]; (xviii) Information Process Service Business [I301020]; (xix) Telecommunication Account Application Agency Businesses [IE01010]; (xx) Residential and Commercial Building Development, Rental and Sales Businesses [H701010]; (xxi) Development of Special District/Zone Businesses [H701040]; (xxii) Real Estate Sales Businesses [H703090] (xxiii) Real Estate Rental Businesses [H703100]; (xxiv) Waste Disposal Businesses [J101040]; (xxv) Community Common Cable Television Equipment Businesses [J502020]; (xxvi) Exhibition Service Businesses [JB01010]; (xxvii) General Advertising Service Businesses [I401010]; (xxviii) Department Store Businesses [F301010];

(xxix) Communication Newsletter Businesses [J302010]; (xxx) Industry and Commerce Credit Investigation Service Businesses [JD01010]; (xxxi) Public Notarization Businesses [IZ07010]; (xxxii) Parking Lot Operation Businesses [G202010]; (xxxiii) Environmental Assessment Service Businesses [J101050]; (xxxiv) Computer and Accessories Manufacturing Service [CC01110]; (xxxv) Information Storage and Process Equipment Manufacturing Businesses [CC01120]; (xxxvi) Electronic Component Manufacturing Businesses [CC01080]; (xxxvii) Other Electrical and Electronic Machinery & Equipment Manufacturing Businesses [IC or Optical Card Scanners] [CC01990]; (xxxviii) Radio-Frequency Equipment Import Business [F401021]; (xxxix) Cable System Operator Business [J504011]; (xl) General Hotel Business [J901020]; (xli) Computer and Administrative Device Wholesale Businesses [F113050]; (xlii) Information Software Wholesale Businesses [F118010]; (xliii) Computer and Administrative Device Retail Businesses [F213030]; (xliv) Information Software Rental Businesses [F218010]; (xlv) Except the permitted business, the Company may engage in other businesses not prohibited or restricted by laws and regulations.

2.3	Number of Total Issued and Outstanding Shares Before the Capital Reduction of the Company and The Par Value for Such Shares: The registered/authorized capital is NT$ 120,000,000,020, which consists of 12,000,000,000 common shares and 2 preferred shares; the paid-in capital is NT$106,346,296,040, which consists of 10,634,629,602 common shares and 2 preferred shares, with par value of NT$10 each.

2.4	Registered Office: No. 21-3, Sec. 1, Hsin-Yi Road, Taipei

2.5	Notification Method: Notified and Announced on the Market Observation Post System

2.6	The Tenure and Number of Directors and Supervisors: The tenure for the one special director and supervisor (who are deemed director or supervisor by the terms of the preferred shares pursuant to the Telecommunications Law and the Articles of Incorporation) is due to end on April 4, 2009; however, the tenure for each of the remaining thirteen directors and three supervisors is three years, which is due to end on June 14, 2010.

2.7	Date of the Article of Incorporation: Established on June 11, 1996; and amended on June 15, 2007 for the 10th time.

2.8	Total Number of Shares after the Reduction of Capital and the Par Value for Such Shares: the paid-in capital becomes NT$96,678,450,950 after this Reduction of Capital, which consists of a total of 9,667,845,093 common shares and 2 preferred shares with par value of NT$10 each.

2.9	The Total Amount of Capital Reduced, The Par Value (of the Cancelled Shares) and the Method of Canceling Such Shares:

(i)	Total amount of capital reduced: NT$9,667,845,090 which consists of a total of 966,784,509 shares with par value of NT$10 each.

(ii)	Capital reduction ratio: 9.09090908835% with reference to the shareholding of each shareholder recorded on the shareholders’ register book as at the record date of the replacement of share certificates (as defined in 2.11), new shares will be issued to each respective shareholder on a 909.0909091165 shares for 1000 shares basis (i.e. every 1000 shares is 90.9090908835 shares less). For the fractional common share resulted from the capital reduction, the Company will pay the shareholder cash based on the close price of the last trading day before the record date of the conversion, rounded down to whole NT dollar. The Chairman is hereby authorized to offer specified persons to purchase all the fractional shares at the close price.

2.10	Reason for the Reduction of Capital: To improve the Company’s capital structure and improve the return on shareholder’s equity.

2.11	Key Dates and Events:

(i)	The record date of the replacement of share certificates is set to be December 29, 2007 and the conversion of new shares will begin from January 9, 2008 (issued in scrip-less form).

(ii)	The Last Date to Entries in The Shareholders’ Register Book : December 24, 2007 (the shareholders who transfer shares privately and settle on December 24, 2007 are entitled to entries in the shareholders’ register book).

(iii)	Book closure date: From December 25, 2007 to January 8, 2008.

(iv)	Trading suspension period: From December 21, 2007 to January 8, 2008.

(v)	The new shares will be listed on January 9, 2008. From then on the old shares will be forbidden to be traded or settled.

(vi)	The rights and obligations attached to the new shares issued after the reduction of capital remain the same as the old shares.

2.12	On January 9, 2008, the repayment of the consideration paid for the cancelled shares will be made to each shareholder by wire transfer or by non-negotiable cheque sent by registered mail. The shareholder will be responsible for the wire transfer fees and the registered mail postage; if the amount of repayment is insufficient to cover the registered mail postage, the cheque will be sent by normal mail instead.

3.	The Process and Procedure for the Replacement of Share Certificates (“Transition”)

3.1	As the company no longer issues shares in physical forms, no share certificates will be issued for the new shares. For the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

3.2	For the shareholders who hold physical share certificates and have booked before the book closure date, please deposit the certificates to your centralized custody account before December 20, 2007. If not, please prepare your share certificates, registered chop and securities passbook and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd.

3.3	For the shareholders who failed to complete booking before the book closure date, please prepare the original shares and the notice of transferring and booking, the report of purchasing or the tax record of the trading, the list of the numbers of the withdrawing shares and the copy of both sides of your ID and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd.

3.4	The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scrip-less form for future trading.

3.5	Location of the Transition: B1, No. 96, Sec. 1 Jian-Guo North Road, Taipei city, the contact number for the share services department of Taiwan Securities Corp., Ltd. is 02-25048125.

4.	Please visit the Market Observation Post System website to locate the financial reports (audited by Deloitte and Touche, Taiwan) for the last three years.